Nanobiotix S.A.
60, rue de Wattignies
75012 Paris, France

December 8, 2020

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention:	David Burton Kate Tillan Laura Crotty Dorrie Yale

RE: Nanobiotix S.A.
Registration Statement on Form F-1 (File No. 333-250707)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Nanobiotix S.A. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on December 10, 2020 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable. The Registrant hereby authorizes Peter Devlin, an attorney with our legal counsel, Jones Day, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm the event with Peter Devlin of Jones Day at 212-326-3978. Thank you for your attention to this matter.

Very truly yours,

NANOBIOTIX S.A.

By:	/s/ Laurent Levy
Laurent Levy, Ph.D.
Chief Executive Officer
cc:	Peter Devlin, Jones Day